Caledonia Mining announces its Fourth Quarter and 2007 Annual Results

Toronto, Ontario – March 31, 2008:  Caledonia Mining Corporation (“Caledonia”) (TSX: CAL, NASDAQ-OTCBB: CALVF, AIM: CMCL) is pleased to announce its fourth quarter and 2007 annual operating and financial results.

The financial results below are reported in thousands of Canadian dollars, except where otherwise stated.

Financial Highlights

$C$ ‘000s except per share amounts	Q4 ‘07	Q4 ‘06	2007	2006
Revenue	3,231	9,044	10,039	13,586
Operating costs	2,211	5,951	9,745	8,572
Gross Income (loss)	1,020	3,093	294	5,014
Net income (loss) before discontinued operations	494	3,841	(3,906)	2,315
Discontinued operations (loss)	(249)	(1,283)	(709)	(7,990)
Net (loss) after discontinued operations	245	2,558	(4,615)	(5,675)
Net Income (loss) per share (basic & fully diluted)	$0.001	$0.006	($0.009)	($0.013)
Cash	76	1,252	76	1,252
Total Assets	29,492	31,456	29,492	31,456

For the year ended December 31, 2007, Caledonia recorded a gross income of $294,000, revenues of $10.03 million, and a net loss after tax of $3.9 million, which includes an unrealized loss on foreign exchange of $1,012,000  The basic net loss per fully diluted share for the continuing operations is $0.009. Cash available at year end totaled $76,000 (from continuing operations).

Commenting on the results, Stefan Hayden, President and CEO, said “ The extremely challenging economic environment in Zimbabwe caused delays in completing the No 4 shaft expansion at our Blanket Gold Mine, which in turn severely interfered with production and ultimately impacted on the Group’s financial performance.  However the Nama Project progressed well, which culminated in the recent signing of four off-take agreements with large Chinese refiners.

Despite the restrictive economic conditions, the frequent power supply shortages and the continuous delays in receiving foreign currency for gold sale proceeds from the Reserve Bank of Zimbabwe (“RBZ”), Blanket produced 13,985 ounces of gold during the 2007 year.  While the prognosis for Zimbabwe remains uncertain, the Blanket mine continues, at this stage, to be self-funding. Blanket will however only be able to return to the 25,000 oz per annum production level once the RBZ restores foreign exchange payments to their correct and legislated levels.  Management continues to engage proactively with the RBZ to ensure that gold already delivered is promptly paid for.

Hopefully during 2008 Blanket will be able to focus on completing the No.4 shaft expansion project in order to realize the planned increase in production to 40,000 oz per annum, and to continue with the underground development necessary to open up sufficient reserves to sustain the planned increase in production, and to further explore ways to control costs in the hyperinflationary environment.

In Zambia work on the Nama Cobalt Project continued. Further to the  two NI 43-101 resource statements published during the year, covered Anomalies “A” and “C”, we anticipate releasing an additional Technical Report once the assay and modeling results from the 2007 drilling program have been fully evaluated.  Nama also submitted the Environmental Impact Assessment, covering the new access road and power line routes, to the Zambian authorities for approval.  Negotiations with cobalt end-users have recently resulted in the successful conclusion of four off-take agreements to supply a total of 51,560 tonnes of cobalt metal equivalent from 2009 to 2013.

During the current quarter, I am pleased to announce we have signed agreements for the sale of the Barbrook and Eersteling companies for a total cash consideration of $12.91 million. These transactions are expected to close during the second and third quarter of this year respectively.

With regards to our platinum assets, we have commenced negotiations with a suitable JV partner as the Corporation’s focus for the next few years will be on Nama.  We have also applied for three Prospecting Licences on highly prospective PGE properties located on the Eastern limb of the Bushveld Igneous Complex in South Africa and await the granting of these licences.

The priority focus for 2008 will be on developing the Nama Cobalt Project by completing a favourable feasibility study and raising sufficient funding with a view to starting operations as early in 2009 as possible.”

The Annual Report including the MD&A for 2007 will be available on SEDAR and on the Caledonia website at www.caledoniamining.com on April 01 2008

The conference call is scheduled for Monday April 7, 2007 at 11:00 hours (EST)

Participants Conference ID number:

243390#

International Access Number:

+44 (0) 20 8609 0205

UK Toll-free Number:

+44 (0) 800 358 2705

Canadian Toll Number:

+1 514 315 1023

Canadian Toll-free Number:

+1 866 270 8076

USA Toll-free Number:

+1 866 793 4279

For more information, please contact:

Stefan Hayden, President & CEO

Alex Buck

Martin Eales

Caledonia Mining

BuckBias

RBC Capital Markets

Tel: +27 11 447 2499

Tel: +27 11 447 2499

Tel: +44 7932 740 452

Tel: +44 20 7029 7881

Further information regarding Caledonia’s exploration activities and operations along with its latest financials may be found at www.caledoniamining.com